

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Via E-mail
Mr. Lucas Schneider
Chief Financial Officer
Highwater Ethanol, LLC
24500 US Highway 14
Lamberton, MN 56152

     Re: **Highwater Ethanol, LLC**
              Form 10-K for the Fiscal Year Ended October 31, 2014
              Filed January 28, 2015
              File No. 0-53588

Dear Mr. Schneider:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Cash

                        John Cash
                        Accounting Branch Chief

cc: Miranda Hughes, Esq.
        BrownWinick